December 19, 2025

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Radiopharm Theranostics Limited

Registration Statement on Form F-3

Filed December 16, 2025

File No. 333-292178

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Radiopharm Theranostics Limited (the “Registrant”) respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-292178), filed on December 16, 2025, so that it will become effective at 9:00 a.m. (Eastern time) on December 23, 2025, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Andrew Reilly, the Registrant’s outside counsel, at andrew.reilly@rimonlaw.com.

The Registrant acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Radiopharm Theranostics Limited

/s/ Riccardo Canevari
Riccardo Canevari
Chief Executive Officer and Managing Director